UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 8, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: June 8, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 8, 2004

Item 3.

Press Release

June 8, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah is pleased to announce announce that Antelope Valley Transit Authority (AVTA) - serving the municipalities of Lancaster and Palmdale north of Los Angeles, CA - has purchased Carmanah's i-STOPTM solar-powered LED bus stop lighting.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 8th day of June 2004.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday June 8, 2004

(No.2004-06- 14 )

CARMANAH RECEIVES $120,000 ORDER FOR AWARD-WINNING i-STOP™ SOLAR BUS STOP

Vancouver, British Columbia, Canada - Tuesday, June 8, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that Antelope Valley Transit Authority (AVTA) - serving the municipalities of Lancaster and Palmdale north of Los Angeles, CA - has purchased Carmanah's i-STOPTM solar-powered LED bus stop lighting.  The order, worth approximately $120,000, is one of Carmanah's largest i-STOPTM orders to date.  Carmanah's i-STOPTM product is currently installed with more than 65 transit authorities throughout North America and abroad.

"The i-STOPTM is now selling based on its reputation of award-winning performance and its proven track record in major cities including Atlanta, Chicago and Seattle," said Carmanah's CEO Art Aylesworth.  "Our i-STOPTM product is now part of the Transit industry and a proven tool for progressive Transit Agencies looking to improve the safety and comfort of passengers and operators in an environmentally friendly and cost efficient way. "

Two major industry awards have recently recognized Carmanah’s solar-powered illuminated bus stops.  First, in March 2004, the Carmanah solar LED bus stop - created specifically for the city of London - was named runner up in the category "Innovations: Contribution to Sustainability" at the Lighting Design Awards 2004 in the U.K.  Second, the Canadian Urban Transit Association (CUTA) has selected Carmanah's i-STOPTM for the CUTA Corporate Award for Innovation, to be presented at CUTA's Annual Conference 2004 in St. John's, Newfoundland, on June 15, 2004.

The i-STOPTM consists of an illuminated bus schedule, a security light and a flashing LED (Iight-emitting diode) beacon that notifies bus drivers up to one mile (1.6 kilometres) in advance if there is someone waiting at the bus stop.  The i-STOPTM is compact, completely integrated and all features are powered by Carmanah's patented solar engine.  The i-STOPTM is quick and relatively inexpensive to install, requiring no pre-existing electrical infrastructure or hook-up to the electrical grid, providing a cost-effective lighting solution for improved transit safety, service and convenience.

Recent i-STOPTM customers include:

  University of New Hampshire;

  Re-orders by Fresno, CA, and Riverside, CA, following successful trials;

  Pierce County, WA, following their order last year of 100 units;

  Vancouver Regional Transportation Authority (TransLink), BC.

"We are extremely pleased to see the ongoing success of our field trials rolling over into new and larger orders," said Aylesworth.  "There are more than 2,200 transit agencies in the U.S. representing a substantial market opportunity for Carmanah."  In April 2004, the U.S. government passed its TEA 21 reauthorization bill providing $51.5 billion in guaranteed transit funding over six years.

For more information about Carmanah's lighting solutions for public transit, visit www.transitlights.com.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, marine, aviation, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Investor Relations Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com